Exhibit 5

April 2, 2003

Via Facsimile and Federal Express

Board of Directors

c/o Corporate Secretary

Liberty Satellite & Technology, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

RE: Acquisition of Liberty Satellite & Technology, Inc. (“Liberty Satellite”) by Liberty Media Corporation (“Liberty Media”)

Gentlemen:

We are writing to welcome the expression of interest submitted by Liberty Media to acquire the remaining outstanding shares of Liberty Satellite, as announced yesterday.  We have previously identified the inherent problems in Liberty Satellite’s capital structure especially with regard to the dividends payable to Liberty Media and the resultant inability of Liberty Satellite to make up that annual outflow of capital.  In addition, as the capital infusions required by Liberty Satellite going forward will be substantial, we believe the company in its entirety needs to be owned by a larger entity.

We want to express our support for the process described in the press release that the independent directors of Liberty Satellite will use to evaluate the expression of interest.  We believe that the Board of Directors is safeguarding the best interests of the minority shareholders by facilitating a liquidity event now.  We also believe retaining independent legal counsel and financial advisors, and granting the independent committee authority to respond to Liberty Media’s proposal, will achieve the best possible results for minority shareholders.  We are prepared to assist the Board of Directors in this process in order to reach a successful conclusion for all parties concerned.  Please let us know how we might be of assistance.

Sincerely yours,

Arnhold and S. Bleichroeder Holdings, Inc.		Cascade Investment, L.L.C.

By	/s/ Michael M. Kellen	By	/s/ Mark R. Beatty
	Michael M. Kellen		Mark R. Beatty
	Senior Vice President and Director		General Counsel